Tel: 919-754-9370 Fax: 919-754-9369 www.bdo.com 421 Fayetteville Street, Suite 300 Raleigh, NC 27601 BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. August 20, 2025 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 19, 2025, to be filed by our former client, Innventure, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours,